07008844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Lord Abbett Distributor LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Zapolin (201) 827-2136
(Area Code — Telephone No.)

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SEC RECEIVED ... 2007 ... WASHINGTON DC 150 ... SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert S. Dow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lord Abbett Distributor LLC, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CHARLENE DENICE WRIGHT
No. 2338868
Commission Expires 01/06/2011


Signature

Managing Member
Title

Charlene Denice Wright 11-15-07
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Financial Statements.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (p) Independent Auditor's Report.
- ☒ (q) Independent Auditor's Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Lord, Abbett & Co. LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC ("Company"), a wholly-owned subsidiary of Lord, Abbett & Co. LLC, as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

November 16, 2007

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2007

Assets	
Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund of $36,849,922)	**$ 38,336,296**
Prepaid distribution costs	**9,142,093**
Receivable for distribution and service fees and sales commissions	**11,081,879**
Due from Managing Member and Affiliates (Note 3)	**1,930**
Other	**265,160**
	$ 58,827,358

Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 20,956,573**
Due to Managing Member and Affiliates (Note 3)	**6,194,613**
Total liabilities	**27,151,186**
Commitment and contingencies (Notes 1 and 4)	
Member's equity (Note 1):	
Capital	**475,096,358**
Accumulated deficit	**(443,420,186)**
Total member's equity	**31,676,172**
	$ 58,827,358

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization

Lord Abbett Distributor LLC ("Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC ("Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. All transactions with the Investment Companies are deemed to be at arms length.

On January 4, 2007, the Company entered into an agreement with Lord Abbett Limited, a wholly-owned subsidiary of Lord, Abbett & Co. LLC, to distribute shares of CF Lord Abbett Investment Funds, and will receive a fee from Lord Abbett Limited for the sale of such funds.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2008.

Cash and Cash Equivalents

The Company maintains cash balances at various financial institutions. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund are considered cash equivalents.

Summary of Business and Significant Accounting Policies

Prepaid Distribution Costs	Fees paid in advance to brokers in connection with the sale of Class A, B and C shares of the Investment Companies are capitalized and amortized over one year.
Distribution and Service Fees	Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. The income from Class A and C contingent deferred sales charges collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.
Sales Commissions	Sales commissions income is recorded upon sale of securities of the Investment Companies.
Allocated Expenses	The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 3). Expenses directly related to distribution activities are specifically allocated to the Company and other shared costs such as employees, facilities and utilities are allocated based on relative time spent on distribution activities and other means.
Income Taxes	The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements. Any taxes are the responsibility of the Managing Member.
Use of Estimates	The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

New Accounting Pronouncement

In June 2006, The Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company's results of operations or its financial position.

1.	**Regulatory Net Capital Requirements**	The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of September 30, 2007, the Company had regulatory net capital of $11,083,302 and a regulatory net capital requirement of $1,810,079. The Company's ratio of aggregate indebtedness to regulatory net capital was 2.45 to 1 at September 30, 2007.
2.	**Purchase and Sales Agreement**	On August 1, 1996, the Company entered into a purchase and sales agreement with a counterparty that gives the purchaser an exclusive right and obligation to purchase future distribution fees receivable and any contingent deferred sales charges on Class B shares of the Investment Companies. This agreement, which was last amended on June 30, 2006, expires on June 1, 2008, and will be automatically extended for additional one-year periods unless either of the parties provides at least nine months notice of their intent not to renew.
3.	**Related Party Transactions**	Receivables from and payables to the Managing Member and Affiliates are primarily due to expense allocations by the Managing Member.
4.	**Contingencies**	Lord, Abbett & Co. LLC and its wholly-owned subsidiary, Lord Abbett Distributor LLC (together, the "Firm") have been named as co-defendants in an action that alleges that the Firm received excessive fees from the Lord Abbett Funds. At this time, it is not possible to assess whether the Firm will incur any liability in this action and, if so, the amount of such liability.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

Lord, Abbett & Co. LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental material of Lord Abbett Distributor LLC ("Company") for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental material and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.



BDO Seidman, LLP
Accountants and Consultants

The report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

November 16, 2007

END